Exhibit 23.8

Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form F-4 (Nos. 333-160492 and 333-160492-01) and related Prospectus of Banco Santander, S.A. for the registration of Santander Finance Preferred, S.A. Unipersonal Non-Cumulative Guaranteed Preferred Securities and to the incorporation by reference therein of our reports dated March 17, 2009, with respect to the consolidated financial statements of Sovereign Bancorp, Inc., and the effectiveness of internal control over financial reporting of Sovereign Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

August 25, 2009
Philadelphia, Pennsylvania